Recom Secures $5 Million in Private Placement

LOS ANGELES

Recom Managed Systems, Inc.

Rodney Hildebrandt, 818-432-4560

Fax: 818-432-4566

or

MCS Public Relations

Todd Forte, 908-234-9900

toddf@mcspr.com

Recom Managed Systems, Inc. (OTCBB:RECM), today announced the completion of private placement financing of $5 million with an institutional investor at $3.20 per share, with no commissions or other fees payable. Recom also issued warrants to purchase an additional 1,500,000 common shares at $1.60 per share.

The financing will be used in large part to support commercialization of Recom's Model 100 Heart Monitor 12-lead electrocardiograph (ECG) technology, which utilizes a patented signal-processing platform to allow for the production and recording of a clinical-quality ECG while the patient is ambulatory.

"This level of financing from accredited, institutional investors, as well as the expeditious manner in which it was secured, reflects a major vote of confidence in our recently announced management changes at Recom," said Rodney Hildebrandt, chief operating officer, Secretary and Board member of Recom. "With our proprietary technology and the Model 100 Heart Monitor ready for commercial distribution, we have enormous confidence in the company's immediate and long-term future."

Recom recently strengthened its leadership team by expanding the Board of Directors through the appointments of Rodney Hildebrandt and Pamela Bunes, both long-time executives at Ethicon Endo-Surgery, a Johnson & Johnson company. Lucy Duncan-Scheman, president and CEO of Safe Ports, and a recognized expert in technology business development with Fortune 500 companies, has also joined the company as chairperson of the Board.

"We are gratified by the work done by the entire Recom team that has allowed us to reach this critical milestone," said Dr. Lowell Harmison, chief executive officer. "Recom is now able to turn its intention squarely to marketing its Model 100 Heart Monitor through what is anticipated will be a global distribution network."

The company also recently announced that the Model 100 Heart Monitor will be exhibited at the 30th annual conference of the International Society for Computerized Electrocardiology in April and the 2005 meeting of the Heart Rhythm Society in May.

Breakthrough ECG Monitoring Technology

Recom's first product, the Model 100 Heart Monitor, is an ambulatory patient heart monitor that uses patented signal-processing technology to record a clinical-quality ECG signal in the presence of "noise," or interference, generated by the patient's body movements and ambient environment. By reducing these interfering factors during recordings, the Recom Model 100 helps general practitioners and cardiologists more accurately detect cardiac abnormalities or changes that may occur during daily activities and allows medical experts to collect extensive, continuous cardiac data over time, which can establish a baseline against which future readings can be compared. The Model 100 provides up to 48 hours of real-time heart monitoring during patients' everyday activities. The Model 100 has received 510(k) clearance from the Food and Drug Administration (FDA).

About Recom Managed Systems, Inc.

Recom Managed Systems, Inc. is an emerging life sciences company focused on the monitoring and detection of disease through continuous biomedical signal monitoring. Recom Managed Systems, Inc. uses its patented signal technology to design and develop medical devices that simplify and reduce the costs of diagnostic testing and patient monitoring in an ambulatory setting. With our patented signal technology platform, Recom brings clinical quality physiological signal monitoring to the ambulatory setting.

Recom Managed Systems, Inc. is traded on the OTC Bulletin Board under the symbol RECM.OB. More information is located at http://www.recom-systems.com.

Caution Regarding Forward-Looking Statements

Statements in this release that are not strictly historical are "forward-looking" statements. Forward-looking statements involve known and unknown risks, which may cause Recom's actual results in the future to differ materially from expected results. Factors which could cause or contribute to such differences include, but are not limited to, failure to complete the development and introduction of new products or services, failure to obtain federal or state regulatory approvals governing medical devices, monitoring and other related services or products, inability to obtain physician, patient or insurance acceptance of Recom's products or services, adverse equity-market conditions and declines in the value of Recom's common stock, and the unavailability of financing to complete management's plans and objectives. These risks are qualified in their entirety by cautionary language and risk factors set forth and to be further described in Recom's filings with the Securities and Exchange Commission.